Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Alpha Mind Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Mind Technology Limited, subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2022.

San Mateo, California

August 29, 2023

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED BALANCE SHEETS

 (In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$341,743	$512,028
Accounts receivable, net	2,892,960	3,601,345
Prepayments	1,412,266	2,449,349
Other receivables, net	31,227	97,112
Due from related parties	20,784	34,361
Short-term investment	273,182	393,651
Other current assets	100,558	171,019
Total Current Assets	5,072,720	7,258,865

NON-CURRENT ASSETS:
Restricted Cash- non-current	717,916	784,228
Property and equipment, net	68,541	48,086
Deferred tax assets	25,360	4,280
Total Non-current Assets	811,817	836,594

Total Assets	$5,884,537	$8,095,459

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,496,587	$3,504,865
Salary payable	65,709	42,082
Other payables	780,247	1,132,451
Due to related parties	16,723	74,739
Taxes payable	154,585	203,114
Advance from customer	5,306	13,617
Total Current Liabilities	3,519,157	4,970,868

NON-CURRENT LIABILITIES:
Long-term liabilities	—	439,167
Total Non-current Liabilities	—	439,167
Total Liabilities	3,519,157	5,410,035

SHAREHOLDERS’ EQUITY:
Common shares (par value $1.00 per share; 50,000 shares authorized as of April 17, 2023)	50,000	50,000
Subscription receivable	(50,000)	(50,000)
Additional paid-in capital	8,649,321	8,205,976
Accumulated deficit	(5,636,318)	(5,110,749)
Accumulated other comprehensive loss	(647,623)	(409,803)

Total Shareholders’ Equity	2,365,380	2,685,424

Total Liabilities and Shareholders’ Equity	$5,884,537	$8,095,459

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Year Ended
	December 31, 2022	December 31, 2021

REVENUE	$47,443,458	$44,948,234
COST OF REVENUE	43,614,455	41,946,093
GROSS PROFIT	3,829,003	3,002,141

OPERATING EXPENSES:
Selling and marketing	3,380,556	2,440,581
General and administrative
Payroll and related benefits	641,389	803,833
Other general and administrative	1,152,245	601,128
Total Operating Expenses	5,174,190	3,845,542

LOSS FROM OPERATIONS	(1,345,187)	(843,401)

OTHER INCOME (EXPENSE):
Interest income	18,559	40,275
Interest expense	(13,266)	(70,196)
Other income, net	818,372	239,305
Total Other income (expense)	823,665	209,384

LOSS BEFORE INCOME TAXES	(521,522)	(634,017)

INCOME TAXES	(4,047)	(16,393)

NET LOSS	$(525,569)	$(650,410)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(237,820)	68,723
COMPREHENSIVE LOSS	$(763,389)	$(581,687)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Common Shares			Additional		Accumulated Other	Total
	Number of		Subscription	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Receivable	Capital	Deficit	Loss	Equity
Balance, January 1, 2021	50,000	$50,000	$(50,000)	$8,205,976	$(4,460,339)	$(478,526)	$3,267,111
Net loss for the year ended December 31, 2021	-	-	-	-	(650,410)	-	(650,410)
Foreign currency translation adjustment	-	-	-	-	-	68,723	68,723
Balance, December 31, 2021	50,000	$50,000	$(50,000)	$8,205,976	$(5,110,749)	$(409,803)	$2,685,424
Capital contribution from shareholders	-	-	-	443,345	-	-	443,345
Net loss for the year ended December 31, 2022	-	-	-	-	(525,569)	-	(525,569)
Foreign currency translation adjustment	-	-		-	-	(237,820)	(237,820)
Balance, December 31, 2022	50,000	$50,000	$(50,000)	$8,649,321	$(5,636,318)	$(647,623)	$2,365,380

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA MIND TECHNOLOGY LIMITED, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended
	December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(525,569)	$(650,410)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	16,305	17,322
Allowance for bad debts	81,073	16,488
Deferred taxes expense	(22,202)	(4,230)
Noncash other expense	-	4,650
Changes in operating assets and liabilities:
Accounts receivable	391,791	(1,217,065)
Advance to suppliers	859,406	642,790
Due from related parties	13,577	(4,850)
Prepaid expenses and other current assets	60,505	(458,129)
Accounts Payable	(737,165)	1,669,768
Salary payable	28,150	24,463
Accrued liabilities and other payables	(287,925)	154,413
Net cash provided by (used in) operating activities	(122,054)	195,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(41,695)	-
Purchase of short-term investment	90,274	(389,025)
Net cash provided by (used in) investing activities	48,579	(389,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash borrowed from related parties	-	434,008
Repayment to related parties	(58,016)	(11,791)
Net cash provided by (used in) financing activities	(58,016)	422,217

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(131,491)	228,402

Effect of exchange rate changes on cash	(105,106)	23,502

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,296,256	1,044,352

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,059,659	$1,296,256

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$512,028	$278,057
Restricted cash at beginning of year	784,228	766,295
Total cash, cash equivalents and restricted cash at beginning of year	$1,296,256	$1,044,352

Cash and cash equivalents at end of year	$341,743	$512,028
Restricted cash at end of year	717,916	784,228
Total cash, cash equivalents and restricted cash at end of year	$1,059,659	$1,296,256

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$(16,986)	$(22,017)
Cash paid for interest	$(13,266)	$(70,196)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Alpha Mind Technology Limited (“Alpha Mind BVI” or the “Company”) is a holding company incorporated on April 17, 2023 under the laws of British Virgin Islands (the “BVI”). The Company has no substantive operations other than holding all of the outstanding share capital of Alpha Mind Technology Limited (“Alpha Mind HK”), which is also a holding company incorporated in Hong Kong on October 19, 2021. The Company operates as an agency to sell insurance products in the People’s Republic of China (“PRC” or “China”), through variable interest entities (“VIE”), Huaming Insurance Agency Co., Ltd (“Huaming Insurance”), which was established on March 7, 2014, and Huaming Yunbao (Tianjin) Technology Co., Ltd (“Huaming Yunbao”), which was established on May 8, 2015.

On April 13, 2022, Alpha Mind HK became the sole shareholder of Jiachuang Yingan (Beijing) Information & Technology Inc. (“Jiachuang Yingan”, or “WFOE”), a Beijing company incorporated on August 2, 2019. Jiachuang Yingan entered into a series of contractual arrangements, or VIE agreements with Huaming Insurance and Huaming Yunbao and the equity holders of Huaming Insurance and Huaming Yunbao, through which the Company obtained control and became the primary beneficiary of Huaming Insurance and Huaming Yunbao. As a result, Huaming Insurance and Huaming Yunbao became the Company’s VIE.

The structure of the Company as follows:

Contractual Arrangements

The Company, through the WFOE, has the following contractual arrangements with the VIE and its shareholders that enable the Company to (1)  to direct the activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the WFOE was considered the primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Jiachuang Yingan WFOE and Huaming Insurance and Huaming Yunbao, Jiachuang Yingan WFOE has the exclusive right to provide Huaming Insurance and Huaming Yunbao with technical support services, consulting services and other services requested by Huaming Insurance and Huaming Yunbao from time to time to the extent permitted under PRC law. In exchange, Jiachuang Yingan WFOE is entitled to a service fee that equals to all of the consolidated net income of each of Huaming Insurance and Huaming Yunbao. The service fee may be adjusted by Jiachuang Yingan WFOE based on the actual scope of services rendered by Jiachuang Yingan WFOE and the operational needs and expanding demands of Huaming Insurance and Huaming Yunbao. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Jiachuang Yingan WFOE and the operational needs of Huaming Insurance and Huaming Yunbao.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Jiachuang Yingan WFOE.

During the term of the exclusive business cooperation agreement, Jiachuang Yingan WFOE and Huaming Insurance and Huaming Yunbao shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Jiachuang Yingan WFOE or Huaming Insurance and Huaming Yunbao if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreement

Pursuant to the exclusive option agreement among Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders jointly and severally granted Jiachuang Yingan WFOE an option to purchase their equity interests in Huaming Insurance and Huaming Yunbao. The purchase price upon exercise of the option will be the lowest price then permitted under applicable PRC laws. Jiachuang Yingan WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Huaming Insurance and Huaming Yunbao until it has acquired all equity interests of Huaming Insurance and Huaming Yunbao, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Huaming Insurance and Huaming Yunbao have been transferred or assigned to Jiachuang Yingan WFOE and/or any other person designated by the Jiachuang Yingan WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao, and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders pledged all of the equity interests in Huaming Insurance and Huaming Yunbao to Jiachuang Yingan WFOE as collateral to secure the obligations of Huaming Insurance and Huaming Yunbao under the exclusive business cooperation agreement, shareholders’ powers of attorney and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Jiachuang Yingan WFOE unless transferring the equity interests to Jiachuang Yingan WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements will remain in effect until all of the obligations to Jiachuang Yingan WFOE have been fulfilled completely by Huaming Insurance and Huaming Yunbao.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Huaming Insurance and Huaming Yunbao have given Jiachuang Yingan WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Huaming Insurance and Huaming Yunbao and to exercise all of their rights as shareholders of Huaming Insurance and Huaming Yunbao, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of their shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Huaming Insurance and Huaming Yunbao, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs remain in effect while the shareholders of Huaming Insurance and Huaming Yunbao hold the equity interests in Huaming Insurance and Huaming Yunbao.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Huaming Insurance and Huaming Yunbao commit that they have no right to make any assertions in connection with the equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders. In the event that the spouses obtain any equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Huaming Insurance and Huaming Yunbao. The letters are irrevocable and shall not be withdrawn without the consent of Jiachuang Yingan WFOE.

Based on the foregoing contractual arrangements, which grant Jiachuang Yingan WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Jiachuang Yingan WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as a VIE. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbaofor the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission for financial information, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-owned foreign enterprise and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Jiachuang Yingan WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Company adopted a fiscal year end of December 31st.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant estimates and assumptions reflected in the Company’s consolidated financial statements during the years ended December 31, 2022 and 2021 include, but not are not limited to, the allowance for doubtful accounts, the useful life of property and equipment, and assumptions used in assessing impairment of long-lived assets, revenue recognition, allowance for deferred tax assets and the associated valuation allowance. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The Company’s functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

All of the Company’s revenue and expense transactions are transacted in the functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2022 and 2021 were translated at RMB 6.9646 to $1.00 and at RMB 6.3757 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2022 and 2021 were RMB 6.7261 and RMB 6.4515 to $1.00, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of bank accounts. At December 31, 2022 and 2021, cash and cash equivalents balances held in China amounted to $341,743 and $512,028, respectively.

Restricted Cash

The Company, as an insurance agency, is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Banking and Insurance Regulatory Commission (“CBIRC”) rules and regulations, in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guarantee deposit as a non-current asset. As of December 31, 2022 and 2021, the non-current restricted cash amounted to $717,916 and $784,228, respectively.

Concentrations of Credit Risk

The Company has operations carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Accounts Receivable, Net

Accounts receivable represents insurance agency service fee or commission receivable on insurance products sold from insurance companies stated at net realizable values. The Company reviews its accounts receivable on a periodic basis to determine if the bad debt allowance is adequate, and adjust the allowance when necessary.

In establishing the allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Accounts are written off after exhaustive efforts at collection.

As of December 31, 2022 and 2021, allowance for doubtful accounts were $38,360 and $14,054 respectively.

Other Receivables, Net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

As of December 31, 2022 and 2021, allowance for doubtful accounts were $611,382 and $610,174, respectively.

Prepayments

Prepayments are advanced to suppliers for future service rendering. As of December 31, 2022 and 2021, prepayments amounted to $1,412,266 and $2,449,349, respectively. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2022 and 2021, no allowance for the doubtful accounts were deemed necessary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Automobile	3 - 5 Years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2022 and 2021.

Value Added Tax

Pursuant to the PRC tax legislation, general taxpayers normally applies value-added-tax (VAT) of 6% in the modern service industries on a nationwide basis. The Company is subject to VAT of 6% for providing insurance agency service as general taxpayer, while the branch office in Liaoning Yixian subjects to 3% VAT as small taxpayer until September 2022, and then applied to general taxpayer in October 2022 . Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount. The Company reports revenue net of PRC’s VAT for all the periods presented on the statements of operations and comprehensive income (loss).

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance carriers, and bill statement is confirmed with the Company on a monthly basis. The Company has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Therefore, the Company does not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

The Company recorded insurance agency commission revenue in the amount of $47,443,458 and $44,948,234 for the years ended December 31, 2022 and 2021, respectively.

Cost of Revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. For the years ended December 31, 2022 and 2021, the cost of revenue amounted to $43,775,753 and $41,946,093 respectively.

Selling Expenses

Selling expenses mainly consisted of advertising and marketing expenses. For the years ended December 31, 2022 and 2021, the selling expenses amounted to $3,380,556 and $2,440,581 respectively.

Operating Leases

The Company adopted FASB Accounting Standards Codification, Topic 842, Leases (“ASC 842”) using the modified retrospective approach, electing the practical expedient that allows the Company not to restate prior to the adoption of the standard on January 1, 2019.

The Company applied the following practical expedients in the transition to the new standard allowed under ASC 842:

Practical Expedient	Description
Reassessment of expired or existing contracts	The Company elected not to reassess, at the application date, whether any expired or existing contracts contained leases, the lease classification for any expired or existing leases, and the accounting for initial direct costs for any existing leases.
Use of hindsight	The Company elected to use hindsight in determining the lease term (that is, when considering options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of right-to-use assets.
Reassessment of existing or expired land easements	The Company elected not to evaluate existing or expired land easements that were not previously accounted for as leases under ASC 840, as allowed under the transition practical expedient. Going forward, new or modified land easements will be evaluated under ASU No. 2016-02.
Separation of lease and non-lease components	Lease agreements that contain both lease and non-lease components are generally accounted for separately.
Short-term lease recognition exemption	The Company also elected the short-term lease recognition exemption and will not recognize ROU assets or lease liabilities for leases with a term less than 12 months.

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842, Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of December 31, 2022 and 2021. Operating leases are included in operating lease ROU and operating lease liabilities (current and non-current), on the consolidated balance sheets.

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs incurred. Employee benefit costs totaled $641,389 and $803,833 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2022 and 2021. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2022 and 2021.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended December 31, 2022 and 2021 consisted of net income and unrealized (loss) gain from foreign currency translation adjustment.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, taxes payable, accrued liabilities and other payables, and due from (to) related parties, approximate their fair market value based on the short-term maturity of these instruments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. Operating segments are defined as the components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and growth opportunities of each respective segment.

The Company manages its business as a single operating segment engaged in the provision of insurance agent services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$2,931,320	$3,615,399
Less: Allowance for doubtful accounts	(38,360)	(14,054)
Total accounts receivable, net	$2,892,960	$3,601,345

Movements of allowance for doubtful accounts are as follows:

	December 31, 2022	December 31, 2021
Beginning balance	$14,054	$-
Addition	26,399	13,889
Exchange rate effect	(2,093)	165
Ending balance	$38,360	$14,054

NOTE 5 – PREPAYMENTS

Prepayments consist of the following:

	December 31, 2022	December 31, 2021
Advances to suppliers	$1,411,026	$2,427,469
Prepaid expenses	1,240	21,880
Total	$1,412,266	$2,449,349

NOTE 6 – SHORT-TERM INVESTMENT

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon one workday’s notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

As of December 31, 2022 and 2021, the ending balance of short-term investments were $273,182 and $393,651 respectively.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Automobile	$113,075	$79,533
Less: Accumulated depreciation	(44,534)	(31,447)
Property and equipment, net	$68,541	$48,086

For the years ended December 31, 2022 and 2021, depreciation expense amounted to $16,305 and $17,322, respectively, all of which were included in operating expenses.

NOTE 8 – OTHER PAYABLES

	December 31, 2022	December 31, 2021
Borrowing from other parties	635,102	966,662
Accrued expense	3,010	51,740
Others	142,135	114,049
Total	$780,247	$1,132,451

NOTE 9 – RELATED PARTY BALANCES AND TRANSACTIONS

Due from related parties

At December 31, 2022 and 2021, due from related party consisted of the following:

Name of related party	Relationship	December 31, 2022	December 31, 2021
Yangwei Cui	A Key Management Personnel	$19,799	$14,934
Shumei Wang	A Key Management Personnel	63	69
Xin Wang	A Key Management Personnel	922	1,007
Jianlong Zhao	A Key Management Personnel	—	18,351
Total		$20,784	$34,361

The balance of due from related parties is interest free, unsecured and repayable on demand. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at December 31, 2022 and 2021. The Company historically has not experienced an uncollectible receivable from the related party.

Due to related parties

Name of related party	Relationship	December 31, 2022	December 31, 2021
Jian Guo	Chairman of the Board of Directors	$—	$50,354
Xiaodan Chen	A Key Management Personnel	5,743	—
Jianlong Zhao	A Key Management Personnel	1,205	18,679
Wei Meng	A Key Management Personnel	4,525	4,943
Guixin Ye	A Key Management Personnel	4,551	—
Xin Wang	A Key Management Personnel	699	763
Total		$16,723	$74,739

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, interest free, unsecured and repayable on demand.

NOTE 10 – INCOME TAXES

Hong Kong

Alpha Mind HK is incorporated in Hong Kong and is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. Alpha Mind HK had no operations for the years ended December 31, 2022 and 2021. Therefore, there was no provision for income taxes in the years ended December 31, 2022 and 2021.

PRC

Jiachuang Yingan WFOE, Huaming Insurance and Huaming Yunbao are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2022 and 2021, Jiachuang Yingan WFOE did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2022 and 2021.

The components of the provision for income taxes for the years ended December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Current	$(26,249)	$(20,623)
Deferred	22,202	4,230
Total income tax expense	(4,047)	(16,393)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2022	December 31, 2021
China statutory income tax rate	25%	$25%
Change in valuation allowance	(24)%	(22)%
Effective tax rate	1%	3%

The Company’s approximate net deferred tax assets as of December 31, 2022 and 2021 attributable to tax filings in the PRC are as follows:

Deferred Tax Assets	December 31, 2022	December 31, 2021
Net operating loss carry-forwards	$-	$-
Allowance for doubtful account	25,360	4,280
Net deferred tax assets	$25,360	$4,280

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the year ended December 31, 2022, because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2026.

As of December 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2022 and 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of other expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022 and 2021.

NOTE 11 – SHAREHOLDERS’ EQUITY

Alpha Mind BVI was established under the laws of British Virgin Islands on April 17, 2023. The Company is authorised to issue a maximum of 50,000 shares of US$1.00 par value each of a single class and series.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

NOTE 13 – SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.